UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
USA Innovations Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
10/13/2016

Physical address of issuer
8 Camino Encinas Ste 100, Orinda, CA 94563

Website of issuer
https://www.basu.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Convertible Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
January 17th, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$158,981	$105,205
Cash & Cash Equivalents	$69,424	$77,577
Accounts Receivable	$18,526	$2,368
Short-term Debt	$538,556	$65,155
Long-term Debt	$267,739	$290,082
Revenues/Sales	$547,401	$566,492
Cost of Goods Sold	$296,772	$378,966
Taxes Paid	N/A	N/A
Net Income	($445,897)	($301,122)

The above reflects the consolidated financials of USA Innovations, Inc.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 23, 2019

USA Innovations, Inc. (dba BASU.COM)

BASU

Up to $1,070,000 of Convertible Notes

USA Innovations, Inc. dba BASU.COM ("BASU", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Convertible Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by January 17, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $1,000,000 under the Combined Offerings (the "Closing Amount") by January 17, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first serve basis. Investors who completed the subscription process by January 10, 2020, will be permitted to increase their investment at any time on or before January 17, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after January 10, 2020. If the Company reaches its Closing Amount prior to January 17, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are

based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.basu.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/basu.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions and receive answers from the Company's management

concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

USA Innovations, Inc. is a Delaware C-Corporation, formed on 10/13/2016. The Company previously operated as ROBOCOPP LLC prior to reorganizing and operating as this current C-Corp.

The Company is located at 8 Camino Encinas Ste 100, Orinda, CA 94563.

The Company's website is https://www.basu.com

____

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/basu and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Convertible Note being offered	$25,000
Maximum amount of Convertible Note	$1,070,000
Purchase price per Security	Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	January 17, 2020
Use of proceeds	See the description of the use of proceeds on pages 13 and 14 hereof.
Voting Rights	See the description of the voting rights on pages 12, 14 and 18.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company forecasts project aggressive growth in the next few years. In addition, their unit economics assume a dramatic increase in MSRP, which they might not be able to achieve. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of the contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened. Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

The Company depends on the performance of distributors, carriers, and other resellers. The Company distributes its products through wholesalers, national and regional retailers, and value-added resellers, some of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, consumers, and small and mid-sized businesses through its online and retail stores.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive urban gardening space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company currently obtains components from single or limited sources, and are subject to significant supply and pricing risks. Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

There are currently two liens on the Company. The Company has entered into an agreement with Marble Bridge Funding Group, Inc, whereby the Company receives cash advances against accounts receivables. In addition, the loan is secured by assets of the Company. Specifically, the Company has agreed to transfer and assign the Company's right, title and interest in all amounts now due and to become due under each of the Company's invoices, accounts receivable and purchase orders in the event of a default. The Company has also taken on a small business loan from Main Street Launch, where the Company has authorized, as security for the loans, to grant a security interest in, transfer, or otherwise hypothecate to Main Street Launch, or deed in trust for its benefit, any property belonging to or under the control of the Company. As of October 11, 2019, there is $202,619.58 outstanding on this loan due June 21st, 2027. These loans may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies.

The Company has conducted related party transactions. During 2017, a stockholder of the Company advanced funds to the Company to help fund operations. The advance bears interest at an annual percentage rate of 6.97%

with payments due monthly. The outstanding balance is to be paid in full on or before October 2019. The outstanding balance was $11,238 at December 31, 2018 and $24,161 at December 31, 2017.

During 2018 and 2017, stockholders advanced funds to the Company to help fund operations. The advances do not bear interest and will be repaid in full upon the Company generating positive cash flows. There was $70,647 and $61,790 outstanding at December 31, 2018 and 2017, respectively, related to these advances.

The Company has a convertible promissory note outstanding with a total principal amount of $400,000. The note bears interest at 60% per annum and contains a beneficial conversion feature upon which the principal will convert to common stock equal to 90% of the per share price paid by investors. The note was recorded net of an initial discount related to the beneficial conversion feature of $44,444. The note will convert upon a qualified financing event, sale of the Company, or termination of the note which will occur if any of the previous events take place or the note is settled by the Company in stock or payment of principal prior to its maturity date in August 2019. The Company confirmed that they have extended the maturity date to December 31, 2019. They have also confirmed that $146,000 has been paid off and $70,000 scheduled to be paid off by October 30, 2019. Principal payment starts in November 2019 and 2% per month interest on rolling principal starting in November 2019.

The Company has not filed a Form D for its previous offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's cash position is relatively weak. The Company currently has only $22,318.92 in cash balances as of September 30, 2019. This equates to 1 month of runway. The Company believes that it is able to continue extracting cash advances against accounts receivable for goods sold worth approximately $400,000 to extend its runway through December 2019. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company does not hold regular board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to hold regular board meetings, regular board meetings help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings going forward.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Risks Related to the Securities

The Convertible Notes will not be freely tradable until one year from the initial purchase date. Although the Convertible Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Convertible Notes. Because the Convertible Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the

transfer of the Convertible Notes may also adversely affect the price that you might be able to obtain for the Convertible Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Convertible Notes reach their maturity date, investors (by a decision of the Convertible Note holders holding a majority of the principal amount of the outstanding Convertible Notes) will receive payment equal to the total of their purchase price plus outstanding accrued interest, or at the election of the majority holders,convert the Convertible Notes into shares of the Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price plus accrued unpaid interest or the amount of common shares at the price of the common shares at the corporate transaction. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock and common stock. If the notes convert because they have reached their maturity date and conversion has been elected by the majority holders, the notes will convert based on a $8,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert in preferred stock at the same price as the preferred stock sold in the qualified equity financing, with additional common stock determined by the outstanding loan balance divided by the conversion price (based on either a discount of 20% to the price in the qualified equity financing, as determined with $8,000,000 valuation cap). If noteholders elect to convert in a non-qualified financing, then notes will convert at the price of the preferred stock issued in the non-qualified financing. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $8,000,000 valuation cap, so you should not view the $8,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Convertible Note. The Convertible Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Convertible Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Convertible Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Convertible Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Convertible Note. Those provisions apply to claims regarding this Offering, the Convertible Notes and possibly the securities into which the Convertible Note are convertible. Under those provisions, disputes under the Convertible Note will be resolved in arbitration conducted in California. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Convertible Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 100% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a

potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS
The Smartest Way to Stay Safe.

BASU's products & solutions are loved by over 400,000 users and the company is committed to offering solutions that enhance life experiences and create a safer world through practical innovation.

Business Plan
Company
Founded as ROBOCOPP in 2015 by US Air Force veteran Sam Mansen and Silicon Valley based innovator and product creator Dr. Shub Basu, the company found instant recognition for its products that can save lives. Soon after coverage on NBC's Today show and subsequently on other national media, the company found wide scale adoption of its solutions by consumers and college campuses. USA INNOVATIONS INC. (DBA BASU.COM) was subsequently formed in 2016 to grow the business and acquire over 20 US, Canadian and Mexican retail chains as its customers, land co-branding and IoT solutioning partnership with AT&T, and establish a global presence in Australia, India, UK, Germany and 20 other countries.

Products
In 2015, BASU launched eAlarm suite of products - a smart alternative to traditional self defense tools. In 2018, BASU beta launched its 2nd generation solution - eAlarm GPS offering a 24/7 dedicated monitoring of the eAlarm GPS device together with a last mile emergency response on the scene - all leveraging its embedded cellular and GPS capabilities and not relying on a smartphone.

Traction
BASU earned over US $2.4 Million in lifetime revenue with 2019 year to date revenue of US $1+ Million. In 2019, BASU has also been selected as a supplier for providing Hotel Worker Safety solution through reputed partners. eAlarm GPS solution adds recurring subscription revenue model to BASU's business. BASU holds 2 US Patents (Granted), 2 US Patents (Pending) and 5 Registered Trademarks.

Roadmap
In 2020 and 2021, BASU is on course to launch several new products and solutions that span the entire lifecycle of a household, business or institution. These solutions will incorporate voice & video surveillance, AI/ML IoT edge technologies and is projected to grow by >25X between 2019 and 2023.

The Company's Products and/or Services

Product / Service	Description	Current Market
Portable Emergency Alarms	**Comprehensive smart safety solutions with 24/7 alarm monitoring and emergency response**	**Consumers interested in Smart Personal Safety and Security Devices; e.g.: seniors, college students, hotel & hospitality workers etc.**

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;

- If the Company raises the Closing Amount, it will use 8.5% of the proceeds, or $85,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Sales & Marketing	30%	30%	20%
Production Line Capital	40%	40%	45%
Cost of Goods Sold	30%	30%	30%
Operations	-	-	5%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Samuel Mansen	Founder, CEO (04/15/2015 - present)	Founder, CEO of BASU (04/15/2015 - present): Responsible for finance, business development and strategy functions
Shubhankar Basu	Founder, CTO (01/15/2016 - present)	Founder, CTO of BASU (01/15/2016 - present): Responsible for product development, product management, and company operations

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	10,000,000	NO	N/A	100%	N/A

The Company has the following debt outstanding:

Type	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Convertible Promissory Note	Walter Marcus Lange III	$400,000	54% total interest = $216,000. $146,000 has been paid off and $70,000 scheduled to be paid off by Oct 30th, 2019. Principal payment starts in November 2019 and 2% per month interest on rolling principal starting in Nov'2019. Target Maturity Jan 2020.	N/A	The Holder reserves the right to purchase shares in the Company equitable to 10% whole and total ownership at the Maturity Date	Dec 31st, 2019	N/A
Small Business Loan	Main Street Launch	$202,619.58	9% - average monthly payment. Total interest paid so far: $46,661.27	N/A	Property	June 1st, 2027	N/A

Ownership
A majority of the Company is owned by one person:

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Samuel Mansen	Common Stock	61.5%
Shubhankar Basu	Common Stock	38.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
USA Innovations, Inc. d/b/a BASU.COM and subsidiary (collectively, the "Company'), formerly operated as Robocop, LLC prior to reorganizing and operating as a C-Corp in August 2017. USA Innovations, INC. d/b/a BASU.COM officially incorporated in October 2016, but continued operating as Robocop, LLC until the reorganization. The Company's wholly owned subsidiary was dissolved during 2017 with all operations being assumed by USA Innovations, Inc. The Company operates as a retailer of portable alarms and speakers.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $22,318.921 cash on hand as of September 30, 2019, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is

also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	07/2018	Section 4(a)(2)	Convertible Note	$400,000	Working capital, product development

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Convertible Notes.

The Convertible Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000), at the election of the holders.
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing and common stock.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's common stock.
- If noteholders elect to convert in a non-qualified financing, at the price of the preferred stock issued in the non-qualified financing.

The price at which the Convertible Notes sold in this Offering will convert will be:

- If conversion takes place due to a qualified equity financing, the same price as the preferred stock sold in the qualified equity financing, with additional common stock determined by the outstanding loan balance divided by the conversion price (based on either a discount of 20% to the price in the qualified equity financing, as determined with $8,000,000 valuation cap);
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of their principal balance and all accrued and unpaid interest plus 100% of their original principal balance, or the amount of stock the Convertible Notes would convert at the price of the common stock at the corporate transaction; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $8,000,000 valuation cap.
- If noteholders elect to convert in a non-qualified financing, at the price of the preferred stock issued in the non-qualified financing.

Until the earlier of the qualified equity financing or the corporate transaction, the Convertible Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Convertible Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $1,000,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Convertible Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Convertible Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Convertible Notes in the Regulation D offering convert under similar terms to the Convertible Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Convertible Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
None

Dilution
Even once the Convertible Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During 2017, a stockholder of the Company advanced funds to the Company to help fund operations. The advance bears interest at an annual percentage rate of 6.97% with payments due monthly. The outstanding balance is to be paid in full on or before October 2019. The outstanding balance was $11,238 at December 31, 2018 and $24,161 at December 31, 2017.

During 2018 and 2017, stockholders advanced funds to the Company to help fund operations. The advances do not bear interest and will be repaid in full upon the Company generating positive cash flows. There was $70,647 and $61,790 outstanding at December 31, 2018 and 2017, respectively, related to these advances.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Convertible Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Shubhankar Basu
(Signature)

Shubhankar Basu
(Name)

Founder, CTO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Shubhankar Basu
(Signature)

Shubhankar Basu
(Name)

CTO, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
(Title)

October 23, 2019
(Date)

/s/Samuel Mansen
(Signature)

Samuel Mansen
(Name)

CEO, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
(Title)

October 23, 2019
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

USA Innovations, Inc.
(d/b/a BASU.COM)

Consolidated Financial Statements

December 31, 2018 and 2017

Keiter
Your Opportunity Advisors

4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

USA INNOVATIONS, INC.
(d/b/a BASU.COM)

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
USA Innovations, Inc.
d/b/a BASU.COM
Orinda, California

We have reviewed the accompanying consolidated financial statements of USA Innovations, Inc. d/b/a BASU.COM and subsidiary (collectively, the "Company"), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in stockholders' and members' equity (deficit), and cash flows for the years then ended and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

June 18, 2019
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

USA INNOVATIONS, INC.
(d/b/a BASU.COM)

Consolidated Balance Sheets
December 31, 2018 and 2017

Assets	2018	2017
Current assets:		
Cash	$ 69,424	$ 77,577
Accounts receivable - net	18,526	2,368
Inventory	71,031	25,260
Total current assets	$ 158,981	$ 105,205
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Accounts payable and accrued expenses	$ 120,843	$ 30,184
Lines of credit - current portion	150	-
Advances from shareholders	11,238	12,923
Note payable - current portion	22,198	22,048
Convertible note - net	384,127	-
Total current liabilities	538,556	65,155
Long-term liabilities:		
Lines of credit	2,236	-
Advances from shareholders - net of current portion	70,647	73,028
Note payable - net of current portion	194,856	217,054
Total long-term liabilities	267,739	290,082
Total liabilities	806,295	355,237
Stockholders' equity (deficit):		
Common stock at $0.00001 par value; 10,000,000 shares authorized; 10,000,000 issued and outstanding in 2018 and 2017	100	100
Additional paid-in capital	99,605	50,990
Accumulated deficit	(747,019)	(301,122)
Total stockholders' deficit	(647,314)	(250,032)
Total liabilities and stockholders' deficit	$ 158,981	$ 105,205

See report of independent accountants and accompanying notes to the consolidated financial statements.

USA INNOVATIONS, INC.
(d/b/a BASU.COM)

Consolidated Statements of Operations
Years Ended December 31, 2018 and 2017

	2018	2017
Sales	$ 547,401	$ 566,492
Cost of sales	296,772	378,966
Gross profit	250,629	187,526
Operating expenses:		
Selling, general, and administrative expenses	240,901	264,593
Advertising	196,974	111,652
Salaries and wages	110,608	96,758
Total operating expenses	548,483	473,003
Operating loss	(297,854)	(285,477)
Other expense:		
Interest expense	(148,043)	(15,645)
Net loss	$ (445,897)	$ (301,122)

See report of independent accountants and accompanying notes to the consolidated financial statements.

USA INNOVATIONS, INC.
(d/b/a BASU.COM)

Consolidated Statements of Changes in Stockholders' and Members' Equity (Deficit)
Years Ended December 31, 2018 and 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Members' Equity (Deficit)	Total
Members' equity (deficit), January 1, 2017	$ -	$ -	$ -	$ 50,990	$ 50,990
Reorganization to C-Corp	-	50,990	-	(50,990)	-
Issuance of common stock	100	-	-	-	100
Net loss	-	-	(301,122)	-	(301,122)
Stockholders' equity (deficit), December 31, 2017	100	50,990	(301,122)	-	(250,032)
Capital contributions from stockholders	-	4,171	-	-	4,171
Discount on convertible note with beneficial conversion feature	-	44,444	-	-	44,444
Net loss	-	-	(445,897)	-	(445,897)
Stockholders' equity (deficit), December 31, 2018	$ 100	$ 99,605	$ (747,019)	$ -	$ (647,314)

See report of independent accountants and accompanying notes to the consolidated financial statements.

USA INNOVATIONS, INC.
(d/b/a BASU.COM)

Consolidated Statements of Cash Flows
Years Ended December 31, 2018 and 2017

		2018		2017
Cash flows from operating activities:				
Net loss	$	(445,897)	$	(301,122)
Adjustments to reconcile net loss to net cash from operating activities:				
Accretion of interest on convertible notes		28,571		-
Change in operating assets and liabilities:				
Accounts receivable - net		(16,158)		(2,368)
Inventory		(45,771)		2,545
Accounts payable and accrued expenses		90,659		19,663
Net cash used in operating activities		(388,596)		(281,282)
Cash flows from financing activities:				
Proceeds from lines of credit, net		2,386		-
(Payments on) proceeds from note payable, net		(22,048)		239,102
Proceeds from convertible note		400,000		-
Advances received from stockholders, net		(4,066)		115,276
Capital contributions from stockholders		4,171		-
Proceeds from issuance of common stock		-		39
Net cash provided by financing activities		380,443		354,417
Net change in cash		(8,153)		73,135
Cash, beginning of year		77,577		4,442
Cash, end of year	$	69,424	$	77,577
Supplemental disclosure of cash flow information				
Cash paid for interest	$	100,732	$	15,645
Supplemental disclosure of non-cash transactions:				
Discount for beneficial conversion feature on convertible note	$	44,444	$	-
Common stock issued in exchange for ownership interest in wholly owned subsidiary	$	-	$	61

See report of independent accountants and accompanying notes to the consolidated financial statements.

USA INNOVATIONS, INC.
(d/b/a BASU.COM)

Notes to Consolidated Financial Statements

1. **Summary of Significant Accounting Policies:**

Nature of Business: USA Innovations, Inc. d/b/a BASU.COM and subsidiary (collectively, the "Company"), formerly operated as Robocop, LLC prior to reorganizing and operating as a C-Corp in August 2017. USA Innovations, Inc. d/b/a BASU.COM officially incorporated in October 2016, but continued operating as Robocop, LLC until the reorganization. The Company's wholly owned subsidiary was dissolved during 2017 with all operations being assumed by USA Innovations, Inc. The Company operates as a retailer of portable alarms and speakers.

Management's Plans: The Company's plan for 2019 and 2020 is to grow its volume sales and revenues by engaging manufacturer's reps and growing the footprint in national and international retail in-store businesses with its existing product line as well as launching and growing the internet of things product sales with platform as a service offering garnering recurring services revenue. In addition, the Company is growing its strategic business to business customer base as well as carrier distribution partners that will enable rapid adoption of the products and services with multi-year recurring revenue streams. The Company has also undergone pricing rationalization in 2019 and improved the profit margin while negotiating for lower cost of goods sold. Capital contributions from its financing operations will enable the Company to invest in these business functions to meet its revenue goals for 2019 and beyond, with the goal of reaching profitability by 2020. The Company foresees that continuing to scale to meet organic market growth, investing in creating superusers of their products, and actively growing the market through the Company's advertising operations will set it up to be a leader in the Smart Safety technology and solutions industry and continue for a reasonable period of time.

Basis of Accounting: The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

Use of Estimates: The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations: During 2018 and 2017, the Company purchased all products from one supplier. The Company does not have an exclusive agreement with this supplier and believes this mitigates the risk of the supplier concentration as the Company can utilize various other manufacturers and suppliers in the industry as needed.

Product Warranties: The Company offers one year limited product warranties on all products sold to customers with the warranty included in the sales price of the product.

1. Summary of Significant Accounting Policies, Continued:

Accounts Receivable: Accounts receivable is stated at the amount the Company expects to collect from balances outstanding at year-end. The Company uses the allowance method under generally accepted accounting principles for recording bad debts. As of December 31, 2018, management recorded an allowance for doubtful accounts of $25,698. No allowance was deemed necessary at December 31, 2017.

Inventory: Inventory consists of finished alarm systems ready for sale. Inventory is valued at the lower of cost or market on the first-in, first-out basis. The Company evaluates inventory levels and expected usage on a periodic basis and records a valuation allowance as considered necessary. No valuation allowance was considered necessary at December 31, 2018 and 2017.

Revenue Recognition: Revenues from product sales are recognized when title and risk of loss pass to the customer, which is generally upon purchase, for items sold at events, and upon shipment, for items sold through online retail outlets. Sales are recorded net of discounts and returns.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $196,974 for 2018 and $111,652 for 2017.

Income Taxes: Through August 2017, the date the Company reorganized and began operating as a C-Corp, the Company was treated as a partnership for federal and state income tax purposes, and its members reported their respective share of the Company's taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying consolidated financial statements for that period.

Starting August 2017, the Company began operating as a C-Corp. Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

USA INNOVATIONS, INC.
(d/b/a BASU.COM)

Notes to Consolidated Financial Statements, Continued

1. **Summary of Significant Accounting Policies, Continued:**

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Recent Accounting Pronouncements:

Revenue: The FASB issued new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for periods beginning after December 15, 2018, and will permit the use of either the retrospective reporting for previous periods or the cumulative effect transition method. The Company is currently evaluating the reporting and economic implications of the new standard.

Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2019, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Management has evaluated subsequent events through June 18, 2019, the date the financial statements were available for issuance, and has determined that no additional disclosures are necessary.

2. Lines of Credit:

The Company has available a line of credit with a financial institution with a maximum borrowing of $20,000. The line of credit matures on December 23, 2019 and bears interest at a rate of 6.5%. There was $150 outstanding on the line of credit at December 31, 2018. There was no balance outstanding at December 31, 2017.

The Company entered into a line of credit agreement with a financial institution during 2018 with a maximum borrowing of $45,000. The line of credit matures April 2020 and bears interest at an annual percentage rate of 36% on outstanding draws. There was $2,236 outstanding on the line of credit at December 31, 2018.

3. Note Payable:

The Company entered into a note payable with a private lender in June 2017 for the principal amount of $250,000. The note bears interest at a variable rate of the prime rate plus 4% per annum (effectively 9.5% at December 31, 2018 and 8.25% at December 31, 2017). The principal balance is to be paid in full on or before the note matures in June 2027. The balance of the note was $217,054 at December 31, 2018 and $239,102 at December 31, 2017. Future principal payments are expected to be as follows: 2019 - $22,198; 2020 - $24,401; 2021 - $26,823; 2022 - $29,485; 2023 - $32,412; thereafter - $81,735.

4. Convertible Note:

The Company has a convertible promissory note outstanding at December 31, 2018 with a total principal amount of $400,000. The note bears interest at 60% per annum and contains a beneficial conversion feature upon which the principal will convert to common stock equal to 90% of the per share price paid by investors. The note was recorded net of an initial discount related to the beneficial conversion feature of $44,444. The note will convert upon a qualified equity financing event, sale of the Company, or termination of the note which will occur if any of the previous events take place or the note is settled by the Company in stock or payment of principal prior to its maturity date in August 2019. The full principal amount of the note was outstanding as of the date of this report. The Company recorded interest expense related to the discount on the beneficial conversion feature of $28,571 during 2018.

5. Advances from Shareholders:

During 2017 a stockholder of the Company advanced funds to the Company to help fund operations. The advance bears interest at an annual percentage rate of 6.97% with payments due monthly. The outstanding balance is to be paid in full on or before October 2019. The outstanding balance was $11,238 at December 31, 2018 and $24,161 at December 31, 2017.

5. Advances from Shareholders, Continued:

During 2018 and 2017, stockholders advanced funds to the Company to help fund operations. The advances do not bear interest and will be repaid in full upon the Company generating positive cash flows. There was $70,647 and $61,790 outstanding at December 31, 2018 and 2017, respectively, related to these advances.

6. Stockholders' Equity:

In October 2016, the Company reorganized as a C-Corp, but continued to operate as its previous entity, Robocop, LLC, until the Company began operating as a C-Corp in August 2017. Upon reorganization, the $50,990 in members' equity was rolled into the new company.

Pursuant to its articles of incorporation, the Company is authorized to issue up to 10,000,000 shares of common stock with a par value of $0.00001 per share. During August 2017, the Company issued 10,000,000 shares of common stock in conjunction with transitioning the operations from and LLC to a C-Corp. The holder of each share of common stock is entitled to one vote.

7. Income Taxes:

The Company has U.S. and state net operating loss carry forwards of approximately $727,000 at December 31, 2018. Approximately $161,000 of these losses are attributed to the period in 2017 in which the Company operated as Robocop, LLC and approximately $566,000 are available to offset future taxable income in the U.S. Approximately $140,000 of these losses begin to expire in 2037 and $426,000 are carried forward indefinitely until applied against future taxable income.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

8. Leases:

The Company entered into an office lease in February 2017, which terminated in January 2018. The lease called for monthly payments of $1,041. The total rental expense related to this location was $1,041 for 2018 and $11,454 for 2017.

8. Leases, Continued:

The Company entered into an office lease in April 2018. The lease calls for monthly payments of $1,998 per month with various rent escalations and additional incremental charges per the lease agreement. Management determined the effects of straight-line rent to be immaterial as a whole to the consolidated financial statements. The lease expires in 2021. Total rent expense related to this lease was $17,982 for 2018. Future rent expense related to the office lease is expected to be $24,276 for 2019, $24,675 for 2020, and $6,194 for 2021.

The Company leased office space on a month-to-month basis during 2017 and 2018 with monthly payments of $445. Total rent related to this lease was $5,340 during 2017 and 2018.

EXHIBIT C

PDF of SI Website


BASU.COM
Delaware C-Corp
Company Registered: 2016
Company Formed: 2015
HQ: Orinda, CA
CONFIDENTIAL
DISCLAIMER
This presentation contains offering materials prepared solely by USA INNOVATIONS INC. DBA
assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation
looking statements and information relating to, among other things, the company, its busine
industry. These statements reflect management's current views with respect to future event
currently available and are subject to risks and uncertainties that could cause the company's
materially. Investors are cautioned not to place undue reliance on these forward-looking sta
for illustrative purposes and they do not represent guarantees of future results, levels of act
achievements, all of which cannot be made. Moreover, no person nor any other person or e
for the accuracy and completeness of forward-looking statements, and is under no duty to u
to conform them to actual results.
CONFIDENTIAL & PROPRIETARY INFORMATION - Not for public distribution. Copyright by the Company. All Rights Res

< > DOWNLOAD

Invest in BASU.COM

Comprehensive, Portable, Smart Safety Solutions

Edit Profile

$1,000	$8,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST

Time Left 79d : 09h : 55m

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

BASU.COM is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by BASU.COM without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Over $2.4M in sales since 2016, achieving 95+% growth comparing 2018 sales to 2019 sales to date (unaudited)
- Product sold worldwide and is in big box retailers such as Walmart, Bed Bath & Beyond, Target, Costco, and Urban Outfitters
- Cobrand License Agreement in place with AT&T
- Company holds 2 granted patents and 5 trademarks related to their portable security alarm device
- Global manufacturing and supply chain partnership in place

Fundraise Highlights

- Total Round Size: US $1,500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $8,000,000
- Target Minimum Raise Amount: US $1,000,000
- Offering Type: Side by Side Offering

The Smartest Way to Stay Safe. BASU's products & solutions are loved by over 400,000 users and the company is committed to offering solutions that enhance life experiences and create a safer world through practical innovation.

Company

Founded as ROBOCOPP in 2015 by US Air Force veteran Sam Mansen and Silicon Valley based innovator and product creator Dr. Shub Basu, the company found instant recognition for its products that can save lives. Soon after coverage on NBC's Today show and subsequently on other national media, the company found wides cale adoption of its solutions by consumers and college campuses. USA INNOVATIONS INC. (DBA BASU.COM) was subsequently formed in 2016 to grow the business and acquire over 20 US, Canadian and Mexican retail chains as its customers, land co-branding and IoT solutioning partnership with AT&T, and establish a global presence in Australia, India, UK, Germany and 20 other countries.

Products

PROFILE MENU

In 2015, BASU launched eAlarm suite of products - a smart alternative to traditional self defense tools. In 2018, BASU beta launched its 2nd generation solution - eAlarm GPS offering a 24/7 dedicated monitoring of the eAlarm GPS device together with a last mile emergency response on the scene, all leveraging its embedded cellular and GPS capabilities and not relying on a smartphone.

BASU earned over US $2.4 Million in lifetime revenue with 2019 year to date revenue of US $1+ Million. In 2019, BASU has also been selected as a supplier for providing Hotel Worker Safety solution through reputed partners. eAlarm GPS solution adds recurring subscription revenue model to BASU's business. BASU holds 2 US Patents (Granted), 2 US Patents (Pending) and 5 Registered Trademarks.

Roadmap

In 2020 and 2021, BASU is on course to launch several new products and solutions that span the entire lifecycle of a household, business or institution. These solutions will incorporate voice & video surveillance, AI/ML IoT edge technologies and is projected to grow by >25X between 2019 and 2023.

Gallery




BASU: The Tiny Alarm For Everyone | Forbes

Public Overview Video.

Media Mentions

c|net USA TODAY Forbes engadget OBSERVER POPSUGAR.

The Team

Founders and Officers



Samuel Mansen
CEO

Sam Mansen commissioned as an Air Force officer after graduating from the prestigious U.S. Air Force Academy in Colorado Springs, CO. He served as one of the top performing officers in the U.S. Air Force and was honorably discharged from Active Duty at the rank of Captain, subsequently co-founding B A S U.

Education:

US Air Force Academy, B.S.

University of Massachusetts-Amherst, M.B.A.



Shubhankar Basu
CTO

Dr. Basu has excelled as an engineer, product creator and product manager for over 20 years. He is well known as an innovation driver in the world of semiconductors and product development. He has worked with multiple Fortune 500 companies and co-founded Lyk2Buy.com prior to co-founding B A S U.

Education:

Jadavpur University (India), BE (Hons) (Electronics Engineering)

University of Cincinnati, PhD (Electrical and Computer Engineering)

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,500,000
Minimum investment:	US $1,000
Target Minimum:	US $1,000,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $8,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Closing conditions:	While BASU.COM has set an overall target minimum of US $1,000,000 for the round, BASU.COM must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to BASU.COM's Form C.
Regulation CF cap:	While BASU.COM is offering up to US $1,500,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Data Room

0 comments

FAQs

SeedInvest

If Minimum Amount Is Raised


Sales & Marketing
Production Line Capital
Cost of Goods Sold

If Maximum Amount Is Raised


Sales & Marketing
Production Line Capital
Cost of Goods Sold
Operations

Investor Perks

- First 100 investors with minimum $2,000 investment or more will receive an eAlarm Family Pack as Thank You Gift!
- Every investor with minimum $10,000 investment will receive an attractive BASU T-Shirt, an eAlarm Family Pack and annual Business Report from BASU.
- Every investor with minimum $25,000 investment will receive a BASU T-Shirt, an eAlarm Family Pack, annual Business Report from BASU and a complementary wine-tasting gift voucher for two from one of Napa's finest wineries.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $400,000
Closed Date	Jul 1, 2018
Security Type	Convertible Note

Market Landscape


$60 000 000 000
$50 000 000 000
$40 000 000 000
$30 000 000 000
$20 000 000 000
$10 000 000 000
$0
2019
2020
2021
2021
2022
2023

“Smart Personal Safety and Security Device Market Research Report- Global Forecast to 2023” – Market Research Future

Smart Personal Safety and Security Devices is projected to be a $54 Billion global market size by 2023. In the US alone, the total available market (TAM) for 65+ years Seniors, College students and Hotel & Hospitality is estimated to be 70 million users by 2023. Served available market (SAM) for smart safety devices is estimated to be 20 million users out of which we estimate our Serviceable and obtainable market (SOM) size to be 30% of the SAM equaling around 6 million users by 2023.

Considering an Average Selling Price (device and recurring services revenue) of $100 per user per year, this can be a target of $600 million revenue by 2023.

Key competitors in the space are traditional personal safety (pepper spray to personal alarms) providers like SABRE Red, Smart Safety Device (Bluetooth paired with Smart Phone) manufacturers like Roar Athena, Nimb, Katana and traditional senior safety home solution providers like Life Alert. BASU’s advantages against the key competitors are early access to distribution, retail, hotel & hospitality and college markets together with a patented technology for device as well as proprietary platform that allows adding multiple safety and security solutions on a common backend to scale. Moreover, hotels are now mandated by city and state governments to be compliant with smart safety for workers and BASU’s eAlarm GPS has been selected as a preferred solution by a tier 1 hotel supplier.

Risks and Disclosures

The Company forecasts project aggressive growth in the next few years. In addition, their unit economics assume a dramatic increase in MSRP, which they might not be able to achieve. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company’s overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client’s business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company’s business. The Company’s contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of the contract’s term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened. Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others’ proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The development and commercialization of the Company’s products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company’s competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company’s competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Manufacturing or design defects, unanticipated use of the Company’s products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company’s business. The Company’s success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers’ confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company’s products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company’s products and may reduce demand for the Company’s products.

A product recall or an adverse result in litigation could have an adverse effect on the Company’s business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

The Company depends on the performance of distributors, carriers, and other resellers. The Company distributes its products through wholesalers, national and regional retailers, and value-added resellers, some of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, consumers, and small and mid-sized businesses through its online and retail stores.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company’s direct sales as conflicting with their business interests as distributors and resellers of the Company’s products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company’s products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including [staffing selected resellers’ stores with Company employees and contractors, and] improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company’s products, or uncertainty regarding demand for the Company’s products could cause resellers to reduce their ordering and marketing of the Company’s products.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive urban gardening space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company currently obtains components from single or limited sources, and are subject to significant supply and pricing risks. Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

There are currently two liens on the Company. The Company has entered into an agreement with Marble Bridge Funding Group, Inc, whereby the Company receives cash advances against accounts receivables. In addition, the loan is secured by assets of the Company. Specifically, the Company has agreed to transfer and assign the Company's right, title and interest in all amounts now due and to become due under each of the Company's invoices, accounts receivable and purchase orders in the event of a default. The Company has also taken on a small business loan from Main Street Launch, where the Company has authorized, as security for the loans, to grant a security interest in, transfer, or otherwise hypothecate to Main Street Launch, or deed in trust for its benefit, any property belonging to or under the control of the Company. As of October 11, 2019, there is $202,619.58 outstanding on this loan due June 21st, 2027. These loans may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies.

The Company has conducted related party transactions. During 2017, a stockholder of the Company advanced funds to the Company to help fund operations. The advance bears interest at an annual percentage rate of 6.97% with payments due monthly. The outstanding balance is to be paid in full on or before October 2019. The outstanding balance was $11,238 at December 31, 2018 and $24,161 at December 31, 2017.

During 2018 and 2017, stockholders advanced funds to the Company to help fund operations. The advances do not bear interest and will be repaid in full upon the Company generating positive cash flows. There was $70,647 and $61,790 outstanding at December 31, 2018 and 2017, respectively, related to these advances.

The Company has a convertible promissory note outstanding with a total principal amount of $400,000. The note bears interest at 60% per annum and contains a beneficial conversion feature upon which the principal will convert to common stock equal to 90% of the per share price paid by investors. The note was recorded net of an initial discount related to the beneficial conversion feature of $44,444. The note will convert upon a qualified financing event, sale of the Company, or termination of the note which will occur if any of the previous events take place or the note is settled by the Company in stock or payment of principal prior to its maturity date in August 2019. The Company confirmed that they have extended the maturity date to December 31, 2019. They have also confirmed that $146,000 has been paid off and $70,000 scheduled to be paid off by October 30, 2019. Principal payment starts in November 2019 and 2% per month interest on rolling principal starting in November 2019.

The Company has not filed a Form D for its previous offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's cash position is relatively weak. The Company currently has only $22,318.92 in cash balances as of September 30, 2019. This equates to 1 month of runway. The Company believes that it is able to continue extracting cash advances against accounts receivable for goods sold worth approximately $400,000 to extend its runway through December 2019. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company does not hold regular board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to hold regular board meetings, regular board meetings help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings going forward.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

Join the Conversation

Be the first to post a comment or question about .

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

Say something here...

POST

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in BASU.COM

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by BASU.COM. Once BASU.COM accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to BASU.COM in exchange for your securities. At that point, you will be a proud owner in BASU.COM.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, BASU.COM has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

PROFILE MENU

Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Data Room

0 comments

FAQs

SeedInvest

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now BASU.COM does not plan to list these securities on a national exchange or another secondary market. At some point BASU.COM may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when BASU.COM either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is BASU.COM's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the BASU.COM's Form C. The Form C includes important details about BASU.COM's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

PROFILE MENU

EXHIBIT D

Investor Deck

BASU.COM

Delaware C-Corp
Company Registered: 2016
Company Formed: 2015
HQ: Orinda, CA



CONFIDENTIAL

DISCLAIMER

BASU.COM

This presentation contains offering materials prepared solely by USA INNOVATIONS INC. DBA BASU.COM without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

PROBLEM

BASU.COM

Growing Pain

Violent Personal Assault - NCVS

3.1 Million (2017)

+15% over 2015

Inadequate Self-Defense

Pepper Spray – Effective when used by Law Enforcement - DOJ

Seconds Matter- Prevention First

Slow Response

Only 30% victims (over 240 Million calls a year) can call 911 - NCVS

Only 40% of assault victims get response in 1 hr. - NCVS

NCVS: Bureau of Justice Statistics' National Crime Victimization Survey (NCVS)

SOLUTION

Wearable Device with One Simple Trigger

- No smartphone required
- Never worry about battery drain
- Built-in GPS
- Built-in Cellular

24/7 Emergency Response

CSAA CERTIFIED FIVE DIAMOND CENTRAL STATION · FM APPROVED · SECURITY SIGNALING UL LISTED

Deter & Alert

Send GPS Location to Friends & Family

Send GPS Location to Professional Emergency Response Team

LEADERSHIP TEAM

BASU.COM

30+

Years experience in Hardware/ Software + Management



Sam Mansen, CEO
Sales, Marketing, Finance & Administration



Shub Basu, CTO
Product Development,
Supply Chain, Manufacturing & Operations.
Prior co-Founder at Lyk2Buy.com

Co-Founding Partners each with 3+ years investment in BASU

Market Size

BASU.COM

TAM (BY 2023)

70 Million Devices **($54B)**

SAM (BY 2023)

20 Million Devices

SOM (BY 2023)

30% of SAM

Target Market

Seniors, College Campus, Hotel & Hospitality, Corporates, Outdoor Enthusiasts

Revenue Model

- One time Device Sale (eAlarm, eAlarmGPS)
- Recurring Monitoring Services Revenue (eAlarmGPS, eAlarm App)

Market Size- eAlarmGPS by 2020

BASU.COM

Top Hotels Need 600K Smart Panic Alarms by 2020

13+ Cities
- Law Passed

American Hotel & Lodging Association (AHLA) – Driving Employee Safety by providing Smart Panic Alarm

16 Hotel Chains –
40K US Properties aim to provide Smart Panic Alarm to Employees by **2020**

CURRENT PRODUCTS

BASU.COM



eAlarm–Portable Emergency Alarm

130dB

Wearable Device

eAlarm: 2.5”X1.25”; 0.6oz; Idle Battery Life: 5yrs; 30mins Alarm
eAlarm+: 3.25”X1.25”;0.7oz; Idle Battery life: 5yrs; 30 mins Alarm
Design Patent granted

GEN 2-
SMART SAFETY ALARM

BASU.COM

- 130 dB Alarm Sound
- GPS Co-ordinates
- 24/7 Emergency Response



Patented Technology with
24/7 Rapid Response - No Smartphone Required
(Co-Branded with AT&T)

Connected by AT&T

USPTO Patent 10096232 Granted on October 9th, 2018

UNDER DEVELOPMENT- INTEGRATED SOLUTION

BASU.COM

SMART HOME



SMART WEARABLES


MP3 Player
SmartWatch
Digital Camera
Activity Trackers
Digital Book
SmartWatch
MP3 Player
Tablet Computer
Smart Camera
Smart Glass
Smartphone
Smart Sneakers
Smart Accessory Security
Portable Game
Running Watch
Healthcare Device

Google Home, Apple Pod, Amazon Echo

eAlarm App, eAlarm GPS, eAlarm Voice-AI

BEHIND THE SCENES-HOW IT WORKS


Activate Smart Safety App
(Voice Activated via Smart Home)
Alarm + Real-Time GPS Location
Immediate Local Dispatch with Live Event Link
Activate Smart Safety Device & Run
Alarm + Real-Time GPS Location
Dedicated 24/7 Monitoring & emergency response
Emergency Notification with Live GPS Link

Autonomous Hand Shaking Protocol Between Monitoring Center and Device/App – Patent Pending

TRACTION- 1st GEN

BASU.COM

400K+
DEVICES SOLD

50+
US COLLEGE CAMPUS SERVED

20+
BIG BOX RETAIL CUSTOMERS

4X GROWTH (2016-YTD)

3X GROWTH In National In-Store Distribution YoY

TRACTION – 2nd GEN

BASU.COM

200

Beta Devices Deployed (Ready for mass production)

AT&T

Co-Branding License Agreement

US/CANADA

Solution Ready

Mexico, India – Carriers in Conversation

Mexico, India – Distributors in Conversation

Hotel Worker Safety – Selected as Solution Provider; Preparing for Launch

REVENUE



Revenue Trend (Baseline)
Revenue ($Million)
80
70
60
50
40
30
20
10
0
Annual Services Revenue ($M)
Device Sale Revenue ($M)
2016
2017
2018
2019
2020
2021
2022
Year



Revenue Trend (Upside)
Revenue ($ Million)
180
160
140
120
100
80
60
40
20
0
Annual Services Revenue ($M)
Device Sale Revenue ($M)
2016
2017
2018
2019
2020
2021
2022
Year

2019 Year to Date Progress

- $1.068M Booked & Earned Revenue
- Retail Volume Orders in Pipeline for Holiday 2019
- Hotel Supply Multi-Year Order in Pipeline for eAlarm GPS

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

COMPETITIVE ADVANTAGE

BASU.COM

Fully Wireless Solution – Connected by AT&T

In-Built GPS & Cellular – No Need of Phone

Autonomous Handshaking Platform-Patent Pending

Co-Branding & Distribution Partner – AT&T

Patented Technology (Patent **#10096232**)

400k + Installed User Base

International Market Presence

20+ National and International Distribution

Proven Expertise - Supply Chain, Product Dev, Sales & Marketing

Use of Funds



Fund Utilization
5%
20%
30%
45%
Sales & Marketing
Product Line CapEx
Cost of Goods Sold
Operations

5%
Operations

20%
Sales & marketing

30%
Cost of Goods Sold

45%
Product Manufacturing (New Production Line Bring up)
Certifications
IP Fillings

MILESTONES

BASU.COM

PRODUCT

2016	2018	2019	2020	2021
eAlarm/eAl-arm+ Launch	eAlarm GPS BETAlaunch	eAlarm GPS Commercial Launch	eAlarm App - Planned Launch	eAlarm - Voice Planned Launch

BUSINESS

2015	2017	2018	2019	2020	2023
Founded	SBA Loan $250K	Pre-Seed Funding $400K			

BUILDING HARDWARE AT SCALE

Global supply chain Partners – Manufacturing, Quality, Logistics, Billing

World-Class Product Development & Sales Channel Partners

Leverage Talented Engineering & Marketing Resource Pool in Silicon Valley



Connected by
at&t



San Francisco, CA This is where we work Seattle, WA

SAMPLE-CUSTOMER SET

BASU.COM

TEXAS The University of Texas at Austin · Berkeley University of California · Capgemini · 7 Eleven · ROSS · heartfulness Sahaj Marg Meditation purity weaves destiny · International Spy Museum

T·J·maxx Marshalls · Sam's Club · Barnes & Noble · Utah State University · UNLV · University of Wisconsin Green Bay · Costco Wholesale

California State University East Bay · UF University of Florida · Cornell University · UO · Times Supermarkets · Walmart

Indigo Books & Music Inc. · Kroger · Bed Bath & Beyond · Brooks Brothers · UMBC · VCU Virginia Commonwealth University · Ucla · UA Hope · Texarkana

Kohl's expect great things · University of Nevada, Reno · Washington State University · TransPac Group · Target · UCSF University of California San Francisco · Century 21 department store

University of Denver · zulily · Western Nevada College · Sierra Trading Post · California State University Monterey Bay · ebay · Aloha Island Mart · SRP Companies

GROWING CUSTOMER BASE

MARKETING AND PR

BASU.COM


TRAVEL GEAR
HAVE GADGET, WILL TRAVEL
ROBOCOPP SOUND GRENADE $20
ROBOCOPP.COM


Forbes
1:59

60+ non-sponsored Press Coverage

TODAY · Jimmy Kimmel Live · The Tonight Show · The Washington Post · TIME · The Huffington Post · CBS · Yahoo! Finance · Gizmodo · engadget · FOX · CNN · Money · USA Today · Fortune · cnet · BuzzFeed · abc · CBS · Forbes · A+ · BGR · Bravo · cheddar

GEAR BOX

An alarming new device

By Judi Dash
Los Angeles Times



BASU

Travelers feeling the need for an emergency alarm to summon help or scare away threatening animals — or humans — have used everything from compressed-air horns to loud metal whistles.

Think of the Basu eAlarm as a sound grenade. It emits a deafening siren when you pull out the pin inserted at one end of the device. A plastic loop extending from the pin provides a firm grip and secures the eAlarm to a key ring, belt loop or strap by way of an included metal carabiner.

Its 120-decibel siren will discourage anyone in your path and likely leave your eardrums ringing even after you have silenced the alarm by plugging the pin back into its slot. There's an even more aggressive eAlarm: the 130-decibel slightly longer eAlarm Plus.

Both models are powered by two CR1632 batteries. Basu eAlarm costs $15.99; e-Alarm Plus, $19.99; **www.basu.com.**

Judi Dash is a freelancer.

Monthly TV Placements





100+YouTube Sponsorships

Daily Facebook Advertising
3.2M+ Video Views



CONFIDENTIAL

Patents & Trademarks

BASU.COM

(12) **United States Patent**
Basu et al.

US010096232B1

(10) **Patent No.: US 10,096,232 B1**
(45) **Date of Patent: Oct. 9, 2018**

(54) **PORTABLE SECURITY ALARM DEVICE**

(71) Applicant: **USA Innovations, Inc.**, Sanford, NC (US)

(72) Inventors: **Shubhankar Basu**, San Francisco, CA (US); **Samuel Alec Mansen**, San Francisco, CA (US)

(73) Assignee: **USA Innovations, Inc.**, Sanford, NC (US)

(*) Notice: Subject to any disclaimer, the term of this patent is extended or adjusted under 35 U.S.C. 154(b) by 0 days.

(21) Appl. No.: **15/795,149**

(22) Filed: **Oct. 26, 2017**

4,888,580	A	12/1989	Distel
5,075,671	A	12/1991	Livingston, III
5,157,640	A	10/1992	Backner
5,218,344	A	6/1993	Ricketts
5,285,430	A	2/1994	Decker
5,420,570	A	5/1995	Leitten et al.
5,570,081	A	10/1996	Holstrom et al.
5,574,433	A	11/1996	Bahcall
5,652,570	A	7/1997	Lepkofker
5,712,619	A	1/1998	Simkin
5,748,089	A	5/1998	Sizemore

(Continued)

FOREIGN PATENT DOCUMENTS

CN	104063988	9/2014
CN	203849830	9/2014

(Continued)

Primary Examiner — Thomas McCormack
(74) *Attorney, Agent, or Firm* — Fish & Richardson P.C.

(12) **United States Design Patent**
Mansen et al.

US00D837079S

(10) **Patent No.: US D837,079 S**
(45) **Date of Patent: ** Jan. 1, 2019**

(54) **PERSONAL SAFETY ALARM**

(71) Applicants: **Samuel Mansen**, San Francisco, CA (US); **Shubhankar Basu**, San Francisco, CA (US)

(72) Inventors: **Samuel Mansen**, San Francisco, CA (US); **Shubhankar Basu**, San Francisco, CA (US)

(73) Assignee: **USA INNOVATIONS INC**, Sanford, NC (US)

(**) Term: **15 Years**

(21) Appl. No.: **29/580,227**

(22) Filed: **Oct. 6, 2016**

D385,208	S	*	10/1997	Chui	D10/104.1
D386,704	S	*	11/1997	Chang	D10/106.1
D414,128	S	*	9/1999	Toyota	D10/104.1
D418,769	S	*	1/2000	Yuen	D10/106.1
D448,695	S	*	10/2001	Yuen	D10/106.1
D483,683	S		12/2003	Brown et al.	
D800,085	S	*	10/2017	Shepher	D14/138 R

* cited by examiner

Primary Examiner — George D. Kirschbaum
(74) *Attorney, Agent, or Firm* — Dunlap Bennett & Ludwig PLLC; Brendan E. Squire

(57) **CLAIM**

The ornamental design for a personal safety alarm, as shown and described.

DESCRIPTION

United States of America
United States Patent and Trademark Office

BASU

Reg. No. 5,366,591
Registered Dec. 26, 2017
Int. Cl.: 9
Trademark
Supplemental Register

USA Innovations, Inc. (DELAWARE CORPORATION)
500 Westover Drive, Suite 4121
Sanford, NORTH CAROLINA 27330

CLASS 9: Personal security alarms; personal security alarms that connect to a wireless communications network; computer hardware and software system for tracking people, objects and pets using GPS data on a device on the tracked people, objects and pets; portable batteries; headphones

FIRST USE 4-18-2017; IN COMMERCE 4-18-2017

THE MARK CONSISTS OF STANDARD CHARACTERS WITHOUT CLAIM TO ANY PARTICULAR FONT STYLE, SIZE OR COLOR

SER. NO. 87-356,473, FILED P.R. 03-02-2017; AM. S.R. 10-26-2017

United States of America
United States Patent and Trademark Office

BASU eALARM

Reg. No. 5,361,684
Registered Dec. 19, 2017
Int. Cl.: 9
Trademark
Supplemental Register

USA Innovations, Inc. (DELAWARE CORPORATION)
500 Westover Drive, Suite 4121
Sanford, NORTH CAROLINA 27330

CLASS 9: Personal security alarms; personal security alarms that connect to a wireless communications network; computer hardware and software system for tracking people, objects and pets using GPS data on a device on the tracked people, objects and pets

FIRST USE 4-18-2017; IN COMMERCE 4-18-2017

THE MARK CONSISTS OF STANDARD CHARACTERS WITHOUT CLAIM TO ANY PARTICULAR FONT STYLE, SIZE OR COLOR

No claim is made to the exclusive right to use the following apart from the mark as shown: "EALARM"

SER. NO. 87-356,441, FILED P.R. 03-02-2017; AM. S.R. 10-27-2017

United States of America
United States Patent and Trademark Office

Reg. No. 5,232,144
Registered Jun. 27, 2017
Int. Cl.: 9
Trademark
Principal Register

USA Innovations, Inc. (DELAWARE CORPORATION)
500 Westover Dr. Ste 4121
Sanford, NC 27330

CLASS 9: Personal security alarms; portable electronic sirens intended for consumer use

FIRST USE 4-1-2015; IN COMMERCE 4-1-2015

The mark consists of a square robotic face with an antenna beset by three lines.

SER. NO. 87-238,768, FILED 11-16-2016
LINDA M KING, EXAMINING ATTORNEY

United States of America
United States Patent and Trademark Office

BASU

Reg. No. 5,405,577
Registered Feb. 20, 2018
Int. Cl.: 9
Trademark
Principal Register

USA Innovations, Inc. (DELAWARE CORPORATION)
500 Westover Drive, Suite 4121
Sanford, NORTH CAROLINA 27330

CLASS 9: Personal security alarms; personal security alarms that connect to a wireless communications network; computer hardware and software system for tracking people, objects and pets using GPS data on a device on the tracked people, objection and pets; portable batteries; headphones

FIRST USE 4-18-2017; IN COMMERCE 4-18-2017

The mark consists of the design of a robot's face with an antenna on its top. Below it appears the wording "BASU" in stylized font.

SER. NO. 87-484,803, FILED 06-12-2017

United States of America
United States Patent and Trademark Office

ONLY THE BEST

Reg. No. 5,558,610
Registered Sep. 11, 2018
Int. Cl.: 9
Trademark
Principal Register

USA INNOVATIONS INC. (DELAWARE CORPORATION), DBA B A S U
500 Westover Dr. #4121
Sanford, NORTH CAROLINA 27330

CLASS 9: Batteries; Computer hardware; Audio speakers; Personal security alarms

FIRST USE 6-26-2017; IN COMMERCE 6-26-2017

THE MARK CONSISTS OF STANDARD CHARACTERS WITHOUT CLAIM TO ANY PARTICULAR FONT STYLE, SIZE OR COLOR

SER. NO. 87-520,610, FILED 07-08-2017


BASU.COM
BASU.COM
THANK YOU

MARKET OPPORTUNITY

BASU.COM

"Ericsson Consumer Lab: Personal safety to drive wearables market beyond health & fitness" – Jun 8th, 2016

Jun 8, 2016 07:00 (GMT+0:00)

IoT | #consumerlab, #consumer trends, #wearables, #internet of things, #safety

— Safety- and security-related devices top consumers' wish-lists for wearables

— One in three smartphone users believe they will use at least five connected wearables beyond 2020

— Smartphones turn into just screens, wearables expected to perform most smartphone functions within five years

In the new Ericsson (NASDAQ: ERIC) ConsumerLab report, "Wearable technology and the internet of things" , six in 10 smartphone users state that wearables have uses beyond health and wellness. Devices related to personal safety and security, such as panic buttons and personal locators, attract most interest:

Top five most-wanted wearables across five markets surveyed (% interested & willing to buy):
1. Panic/SOS button (32%)
2. Smartwatch (28%)
3. Wearable Location Tracker (27%)
4. Identity Authenticator (25%)
5. Wearable Water Purifier (24%)

"Smart Personal Safety and Security Device Market Research Report- Global Forecast to 2023" – Market Research Future

Global Smart Personal Safety and Device Market Size, 2017-2023 (USD Billion)



USD Billion
60.00
50.00
40.00
30.00
20.00
10.00
-
CAGR ~ 13%
2017
2018
2019
2020
2021
2022
2023



Wearable Devices
$51.5B
TAM 2022
BASU
Global Non-Lethal Weapons Market
$11.85B
TAM 2023

EXHIBIT E

Video Transcripts

Exhibit E: BASU Video Transcripts

BASU: The Tiny Alarm For Everyone | Forbes
https://www.youtube.com/watch?v=rmnINgYKI8c

[Music]

Sam Mansen:
We went through days and days of research about crime deterrence and we concluded that the best way to get a stranger to leave you alone was not to use a violent weapon, but to use a very loud audible deterrent.

[On Screen]:
The BASU eAlarm, designed in Oakland, CA, emits noise at 120dB for emergencies and is TSO approved. Sam Mansen, the company's CEO, got involved with the project after leaving a career with the U.S. Air Force.

Sam Mansen:
I think I was very lucky to be exposed to different aspects of security, not just personal security, while in the military and it really gave me a slight advantage when transitioning over to the private sector.

I do think the simplicity is a huge factor, um, that's one thing we paid a whole lot of attention to.

We always thought the device should be activated within a second max, because when you're in a situation where you think you're in danger you only have a one to two second window to react obviously.

[On Screen]:
The company says it regularly receives testimonials from people who say the alarm helped get them out of danger.

Sam Mansen:
Every time we get a testimonial we send it out to the entire team, and we read it and talk about it and bring it up at meetings.

I mean it's the only reason we exist. We only exist to serve the customer, and we constantly remind ourselves of that and those stories really make all the difference.

If we did not receive any stories as such we would not continue we would not continue this project and path.

[Credits and Music]

eAlarm GPA – Smart Safety Alarm
https://www.youtube.com/watch?v=cakopaPtrWM

[No Musics]

[Visual of eAlarm GPS]

Sam Mensen on eAlarm Genesis
https://www.youtube.com/watch?v=xfuBnQPOJPY

Host:
Welcome back to between bells on cheddar. College campus crime is on the rise and as students get ready to head back to campus this fall our next guests are offering a free piece of cutting-edge technology to help keep them safe and it's called BASU.

And we're joined now by CEO Sam Mansen to tell us more. Sam, thanks much for being here today

Sam Mansen:
Hey. Thank you guys for having me

Host:
Okay so why did you see a gap in this market to introduce a product like this?

Sam Mansen:
You know we started out with a very simple thesis and that was that technology could do a lot better for personal safety. We think there was a lot of emphasis on personal fitness with fitness trackers and things like that, and we thought you know these wearables are really great at getting you help,
at calling the police, at notifying 911dispatch...why not make a life alert that everybody can use—not just the elders.

Host:
So Sam, were college-age students the opening genesis for this idea or were you previously looking to serve another market...and it kind of made sense to go towards college campuses? Talk to us about like the beginning and the specific verticals you chose to go into.

Sam Mansen:
Sure. No, the college segment was definitely the genesis. The idea was actually born on a college campus here in the Bay Area in California and we started out with a simple prototype and worked with college students to see if they liked it, see if they carry it, um we ended up having more orders than we could fulfill and then we kind of just started there and started serving the college community.

So I would say that that was definitely the origin and genesis of the idea. Now we've kind of branched out to serve the outdoor hiking and camping community as well.

Host:
So Sam what's the problem with, you know, the traditional whistle or pepper spray? These are items my parents have been giving me for years, so tell us why this device is much more efficient in terms of an emergency.

Sam Mansen:
Sure well there are a couple of problems we see with whistles. So one, if you're running it's practically impossible to blow a whistle and run at the same time if you're being chased or something like that. But, also, on college campuses, there are multiple sporting events so students might hear whistle and might think it's a rugby game or a volleyball tournament. It doesn't necessarily indicate an emergency.

With the pepper spray, you know, pepper spray is a great tool if you're professionally trained in it, like law enforcement. When we looked at the consumer side, we saw that most consumers have never tested their pepper spray. They've never used it. They don't know how to use it. And there are a lot of students out there that don't really want a violent solution. They don't want an altercation and to have to attack somebody or harm somebody with a weapon like pepper spray. So we thought there's really a need for a non-lethal, nonviolent solution here, where it's something that gets you help and it might get you some attention from campus police or local police.

Host:
So Sam. Set the scene for us. Let's say, unfortunately, I'm being attacked, and I have one of these, and I use it. I activate it. Exactly what happens? How quickly does it happen? How does it go from the fact that I'm triggering something to ultimately getting help from someone?

Sam Mansen:
Sure so the alarm, which is about the size of a USB Drive—I have one with me here, you can see it. It will trigger a 120-decibel siren, which is incredibly loud, and on our newer version that siren will actually connect to 911 dispatch and notify the nearest 911 responders in your area.

So now we've incorporated both the deterrence aspect, which is the alarm – so you're hoping the alarm deters a would-be criminal. And now we've incorporated 911 response, so we actually get you help and not just the deterrence that comes with it.

Host:
Oh okay. So Sam, we also want to talk about partnerships you established with all these college campuses. So they're basically buying them in bulk, and they're actually distributing them on campus for free. Was this always the business strategy or is this something that just kind of evolved as you know you saw success with your product.

Sam Mansen:
It was definitely an evolution that came about naturally day. Day one we just focused on the student population and serving students directly. And then we had administration kind of notice that a few students were using this on campus and reach out to us and say, “hey we'd really love to mass distribute this product. We think it's a really very efficient low-cost product for students that could save a life” you know...and it kind of evolved into this mass distribution strategy that was it was not in the plan at all day one.

Host:
Well very, very exciting... I think I need to get my hands on one of these, so thank you so much! Sam Mansen, CEO Basu, thank you for joining us. We appreciate it today.

Sam Mansen:
Thank you guys for having me!